Exhibit 99.1

Aurora Cannabis Announces Fiscal 2024 Third Quarter Results; Generates Record Adjusted EBITDA of $4.3 Million

                                                                                                       NASDAQ | TSX: ACB

  Re-Affirms Commitment to Achieving Positive Free Cash Flow1 This Calendar Year, Delivers Fifth Consecutive Quarter of Positive Adjusted EBITDA1
  Aurora Becomes the Largest Global Medical Cannabis Company in Nationally Legal Markets Following the Acquisition of MedReleaf Australia
  Strong YoY Growth of 41% in High Margin International Net Cannabis Revenue1
  Cash position of over $200 Million as of Quarter Close, Remaining Convertible Debt of $7.3 Million to be Fully Repaid in February

EDMONTON, AB, Feb. 8, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canada-based leading global medical cannabis company, today announced its financial and operational results for the third quarter of fiscal year 2024. As the fiscal year 2023 consisted of three quarters, the year-over-year comparison quarter for Q3 2024 ending December 31, 2023, is Q2 2023 ending December 31, 2022.

In a separate press release issued today before the markets opened, Aurora also announced that a wholly owned subsidiary of the Company has acquired the remaining approximately 90% equity interest of Indica Industries Pty Ltd ("MedReleaf Australia"). MedReleaf Australia has been a strategic partner of Aurora since 2017 and holds the #2 position in the rapidly growing ~AUD$400 million2 Australian medical cannabis market.

"Fiscal 2024 is on track to be our strongest to date, driven by the continued strength of our differentiated business model and our focus on profitable global medical cannabis markets. Our international medical net revenue1 grew 41% year-over-year in Q3, demonstrating Aurora's ability to meet diverse patient needs in markets across the world." stated Miguel Martin, Chief Executive Officer of Aurora.

Mr. Martin added. "The acquisition of MedReleaf Australia will make Aurora the largest global medical cannabis company in nationally legal markets and will allow us to leverage our success in providing pharmaceutical grade cannabis across 15 countries. MedReleaf Australia is expected to be immediately accretive to Adjusted EBITDA1, while accelerating our path to generate positive free cash flow1 this calendar year."

Mr. Martin continued, "Q3 marks our fifth consecutive quarter of positive adjusted EBITDA1, driven by consistent performance in our Canadian business and substantial revenue growth internationally. We are now on the cusp of achieving positive adjusted EBITDA1 on an annualized basis for the first time in fiscal 2024, a critical milestone for us, supported by our previously announced goal of realizing $40 million in annualized cost efficiencies by the end of the fiscal year."

_____________________________________
[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.

[2] The Pennington Institute, "Cannabis in Australia 2023." (Estimated revenue of AUD$210m for January to June 2023 has been annualized)

Third Quarter 2024 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q3 2024, Q2 2024, and Q2 2023 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $64.4 million, as compared to $61.1 million in the prior year period. The increase from the prior period is mainly due to growth in our global medical cannabis business and higher quarterly revenue in our plant propagation business, partially offset by a decline in our consumer cannabis net revenue.

Consolidated adjusted gross margin before fair value adjustments1 was 50% in Q3 2024 compared 46% in the prior year quarter. Adjusted gross profit before FV adjustments1 was $32.4 million in Q3 2024 (vs  $28.0  prior year quarter, an increase of 15.7%.

Medical Cannabis:
Medical cannabis net revenue1 was $45.1 million, a 16% increase from the prior year quarter, delivering 70% of Aurora's Q3 2024 consolidated net revenue1 and 86% of Adjusted gross profit before fair value adjustments1.

The increase in net revenue1 of $6.2 million was primarily due to higher sales to Australia and Europe in the current period following the success of newly launched innovative cultivars in these markets.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue remained strong at 62% for the three months ended December 31, 2023, compared to 63% in the prior year quarter and within the Company's target range of 60% and above. The adjusted gross margins before fair value adjustments held steady through sustainable cost reductions and improved efficiency in production operations with a partial shift to supplying Europe from Canada as the impact of closing our Nordic production facility begins to flow through, partially offset by slightly higher mix towards the international export market which average a slightly lower adjusted gross margin before fair value adjustments than the Canadian and EU medical markets.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $11.6 million, compared to $14.6 million in the prior year quarter. The decrease was due to the decision to allocate product to higher margin markets.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 26%, increasing from 20% compared to the prior year quarter. The increase from the prior year comparative quarter is largely due to higher efficiency in production operations and product sales with higher margins relative to the comparative prior periods.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised from the Bevo business, contributing $7.3 million of net revenue1 compared to $6.6 million in the prior year quarter. Historically, approximately 65-75% of plant propagation revenue and up to 80% of EBITDA has been earned in the first half of the calendar year.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 18% for the Q3 2024 period and 15% for the prior year quarter, due to the seasonality of the business and sales mix of vegetables and ornamental plants.

Selling, General and Administrative ("SG&A"):
Adjusted SG&A1 was $27.5 million in Q3 2024, which excludes $6.8 million of restructuring and non-recurring, costs. Adjusted SG&A1 continues to be well controlled and in line with the Company's current target of $30 million.

Adjusted R&D1, was $0.8 million in Q3 2024, which is relatively consistent as compared to the prior year quarter.

Net Loss:
Net loss from continuing operations for the three months ended December 31, 2023 was $25.2 million compared to net loss of $62.4 million for the same period in the prior year. The decrease in net loss of $37.2 million compared to the same period in the prior year is primarily due to an increase in gross profit of $32.7 million, a decrease in operating expenses of $10.4 million, offset with an increase in other expenses of $5.9 million.

Adjusted EBITDA:
Adjusted EBITDA1 was $4.3 million for the three months ended December 31, 2023, as compared to $3.0 million in the prior year quarter.

Fiscal Q4 2024 Expectations:

  In fiscal Q4 2024, the Company expects revenue from Canadian medical and consumer segments to be steady quarter over quarter, while Europe and Australia should provide modest growth in their regions.
  For plant propagation, we expect to see seasonally higher revenues and gross profit that should be in-line with historical performance in the comparable prior year period.
  Revenue increases combined with ongoing cost control are expected to result in continued positive Adjusted EBITDA1 in Q4 2024.

Aurora's achievement of significant and sustainable operating cost and SG&A reductions has now resulted in five consecutive quarters with positive adjusted EBITDA1. Continuing growth in positive adjusted EBITDA1 paves the path towards positive free cashflow in calendar year 2024.

During the three months ended December 31, 2023, the Company repurchased approximately $23.1 million (U.S.$17.0 million) in principal amount of convertible debentures at a 0.08% average discount to par value, for total approximate consideration of $23.2 million (U.S.$17.1 million), including accrued interest of approximately $0.1 million (U.S.$0.1 million). The remaining convertible debenture balance as of the date hereof is approximately $7.3 million (U.S.$5.3 million) and will be settled in cash at maturity in late February 2024, at which point Aurora's cannabis business will be debt free.

 Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Three months ended
	December 31, 2023	December 31, 2022(6)	$ Change	$ Change	September 30, 2023(6)	$ Change	% Change
Financial Results
Net revenue (1)(2a)	$64,419	$61,089	$3,330	5%	$63,418	$1,001	2%
Medical cannabis net revenue (1)(2a)	$45,082	$38,924	$6,158	16%	$43,816	$1,266	3%
Consumer cannabis net revenue (1)(2a)	$11,623	$14,646	($3,023)	(21%)	$11,959	($336)	(3%)
Plant propagation net revenue (1)(2a)	$7,285	$6,631	$654	10%	$7,154	$131	2%
Adjusted gross margin before FV adjustments on total net revenue (2b)	50%	46%	N/A	4%	51%	N/A	(1%)
Adjusted gross margin before FV adjustments on core cannabis net revenue (2b)	55%	51%	N/A	4%	55%	N/A	0%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	62%	63%	N/A	(1%)	63%	N/A	(1%)
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	26%	20%	N/A	6%	27%	N/A	(1%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	18%	15%	N/A	3%	22%	N/A	(4%)
Adjusted SG&A expense(2d)(5)	$27,545	$24,596	$2,949	12%	$27,742	($197)	(1%)
Adjusted R&D expense(2d)	$782	$884	($102)	(12%)	$946	($164)	(17%)
Adjusted EBITDA (2c)(5)	$4,349	$2,970	$1,379	(46%)	$3,398	$951	28%

Balance Sheet
Working capital (2e,f,6)	$299,153	$409,729	($110,576)	(27%)	$235,423	$63,730	27%
Cannabis inventory and biological assets (3)	$112,645	$93,675	$18,970	20%	$114,781	($2,136)	(2) %
Total assets	$817,167	$1,023,835	($206,668)	(20%)	$818,371	($1,204)	0%

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (2g)	$4.77	$4.71	$0.06	1%	$4.75	$0.02	0%
Kilograms sold (4)	14,440	15,269	(829)	(5%)	13,582	858	6%

(1)	Includes the impact of actual and expected product returns and price adjustments (Q3 2024 – nil; Q2 2024 – nil; Q3 2023 – $2.0 million).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a. Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.    Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
c.    Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
d.    Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
e.    "Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
f.    Current Liabilities includes the current portion of convertible debentures. As at December 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
g. Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q3 2024 – $42.7 million; Q2 2024 – $43.1 million; Q3 2023 – $40.9 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q3 2024 – $4.6 million; Q2 2024 – $4.9 million; Q3 2023 – $5.7 million).
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	The kilograms sold, net of returns during the period.
(5)	Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Comparative information has been re-presented due to discontinued operations.
(7)	Working capital for the three months ended September 30, 2023 has been adjusted. Refer to discussion under "Liquidity and Capital Resources" section of this MD&A.

Conference Call
Aurora will host a conference call today, Thursday, February 8, 2024, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Thursday, February 8, 2024
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

This weblink has also been posted to the Company's "Investor Info" link at https://www.auroramj.com/investors/ under "Events".

About Aurora
Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

Forward-looking statements made in this news release include, but are not limited to, statements regarding pro forma measures including revenue, cash flow, Adjusted gross margin before fair value adjustments, and expected SG&A run-rates; ongoing cost efficiencies, the Company's path and timing to achieve positive free cash flow, and expectations for the achievement of positive adjusted EBITDA on an annualized basis in fiscal 2024; the Company's continued focus on profitable global medical cannabis markets; the acquisition of MedReleaf Australia and associated benefits to the Company, including, but not limited to, the expected positive impact on EBITDA and the generation of positive free cash flow in calendar 2024, the Company's leadership in the global medical cannabis market, and the creation of future opportunities; statements under the heading "Fiscal 2024 Expectations" including, but not limited to, those with respect to expectations for cannabis and plant propagation revenues, the impact of the acquisition of MedReleaf Australia on revenue in future quarters, expectations related to gross profit in the plant propagation segment, and expectations for an increase in Adjusted EBITDA in Q4 as compared to Q3; plans to repay the remaining balance of convertible debt at maturity; and timing for a conference call to discuss the Q3 fiscal 2024 results. These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the three months ended September 30, 2023, and 2022 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profile on SEDAR at www.sedarplus.com.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended December 31, 2023
Gross revenue	47,942	16,951	106	64,999	323	7,285	72,607
Excise taxes	(2,860)	(5,328)	—	(8,188)	—	—	(8,188)
Net revenue (1)	45,082	11,623	106	56,811	323	7,285	64,419
Non-recurring net revenue adjustments (4)	—	—	—	—	—	—	—
Adjusted net revenue	45,082	11,624	106	56,812	323	7,284	64,419
Cost of sales	(23,965)	(12,657)	(133)	(36,755)	(449)	(7,321)	(44,525)
Depreciation	2,665	1,340	14	4,019	48	1,052	5,119
Inventory impairment and non-recurring costs included in cost of sales (2)(5)	4,201	2,719	28	6,948	95	319	7,362
Adjusted gross profit (loss) before FV adjustments (1)	27,983	3,025	15	31,023	17	1,335	32,375
Adjusted gross margin before FV adjustments (1)	62%	26%	14%	55%	5%	18%	50%

Three months ended September 30, 2023(7)
Gross revenue	46,736	16,103	60	62,899	429	7,154	70,482
Excise taxes	(2,920)	(4,144)	—	(7,064)	—	—	(7,064)
Net revenue(1)	43,816	11,959	60	55,835	429	7,154	63,418
Non-recurring revenue adjustments (4,5)	—	—	—	—	—	(518)	(518)
Adjusted net revenue	43,816	11,959	60	55,835	429	6,636	62,900
Cost of sales	(23,781)	(13,292)	(81)	(37,154)	(638)	(6,900)	(44,692)
Depreciation	2,726	1,441	8	4,175	69	896	5,140
Inventory impairment, non-recurring, out-of- period, and market development costs included in cost of sales (2)(3)(4)(6)	4,632	3,143	19	7,794	151	804	8,749
Adjusted gross profit (loss) before FV adjustments (1)	27,393	3,251	6	30,650	11	1,436	32,097
Adjusted gross margin before FV adjustments (1)	63%	27%	10%	55%	3%	22%	51%

Three months ended December 31, 2022(7)
Gross revenue	41,750	19,819	664	62,233	224	6,631	69,088
Excise taxes	(2,826)	(5,173)	—	(7,999)	—	—	(7,999)
Net revenue(1)	38,924	14,646	664	54,234	224	6,631	61,089
Cost of sales	(24,197)	(22,673)	(1,013)	(47,883)	(1,417)	(8,080)	(57,380)
Depreciation	2,055	1,560	68	3,683	95	843	4,621
Inventory impairment, out-of-period, and non-recurring adjustments included in cost of sales (2)(4)(6)	7,639	9,370	436	17,445	655	1,578	19,678
Adjusted gross profit (loss) before FV adjustments (1)	24,421	2,903	155	27,479	(443)	972	28,008
Adjusted gross margin before FV adjustments (1)	63%	20%	23%	51%	(198%)	15%	46%

(1)	These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)	Non recurring items includes business transformation costs in connection with the re-purposing and ramp-up of the Company's Sky facility. .
(6)	Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.
(7)	Comparative information has been re-presented due to discontinued operations.

Adjusted EBITDA
Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Nine months ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) from continuing operations	(25,218)	256	(62,357)	(45,715)	(719,724)
Income tax expense (recovery)	(67)	128	(98)	157	(13,438)
Other income (expense)	1,395	(11,431)	(4,492)	(4,045)	557,794
Share-based compensation	2,839	4,568	4,281	9,688	10,616
Depreciation and amortization	9,258	9,198	11,030	26,744	37,505
Acquisition costs	1,567	563	2,998	2,356	8,632
Inventory and biological assets fair value and impairment adjustments(6)	3,999	(4,611)	32,539	(3,927)	67,150
Business transformation related charges (1)	5,469	6,801	11,893	18,834	27,761
Out-of-period adjustments (2)	—	692	516	1,236	2,816
Non-recurring items (3)	5,107	(2,766)	5,587	5,143	6,297
Markets under development (4)	—	—	1,073	—	3,424
Adjusted EBITDA (5)	4,349	3,398	2,970	10,471	(11,167)

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Comparative information has been re-presented due to discontinued operations.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Nine months ended
($ thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Sales and marketing	12,106	12,617	12,946	37,400	41,495
General and administration	22,259	22,744	26,508	66,564	85,172
Business transformation costs	(5,150)	(6,515)	(11,249)	(15,728)	(26,842)
Out-of-period adjustments	—	(692)	(516)	(1,236)	(3,332)
Non-recurring costs	(1,670)	(412)	(2,179)	(2,675)	(4,533)
Market development costs	—	—	(914)	—	(3,265)
Adjusted SG&A (1)	27,545	27,742	24,596	84,325	88,695

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Adjusted R&D
Adjusted R&D is a Non-GAAP Measure and can be reconciled with research and development expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Nine months ended
($ thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Research and development	782	946	954	2,829	4,115
Business transformation costs	—	—	(70)	—	(256)
Adjusted R&D (1)	782	946	884	2,829	3,859

(1)	Adjusted R&D is a Non GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	December 31, 2023	Three months ended September 30, 2023	December 31, 2022
Total current assets	406,530	387,981	542,791
Total current liabilities	(107,377)	(152,558)	(133,062)
Working capital(1)	299,153	235,423	409,729

(1)	Working capital for the three months ended September 30, 2023 has been adjusted. Refer to discussion under "Liquidity and Capital Resources" section of this MD&A.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 08-FEB-24